EXHIBIT 77B

ACCOUNTANT'S REPORT ON INTERNAL CONTROL

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Pacific Select Fund:

In planning and performing our audit of the financial statements of
Pacific Select Fund (the Fund) comprised of the Blue Chip, Aggressive
Growth, Emerging Markets, Diversified Research, Small-Cap Equity,
International Large-Cap, I-Net Tollkeeper, Financial Services, Health
Sciences, Technology, Telecommunications, Multi-Strategy, Equity
Income, Strategic Value, Growth LT, Focused 30, Mid Cap Value,
International Value, Capital Opportunities, Mid-Cap Growth, Global
Growth, Equity Index, Small-Cap Index, REIT, Inflation Managed,
Managed Bond, Money Market, High Yield Bond, Equity, Aggressive
Equity, and Large-Cap Value portfolios for the year ended December 31,
2001 (on which we have issued our report dated February 8, 2002), we
considered its internal control, including control activities for
safeguarding securities, in order to determine our auditing procedures for
the purpose of expressing our opinion on the financial statements and to
comply with the requirements of Form N-SAR, and not to provide
assurance on the Fund's internal control.

The management of the Fund is responsible for establishing and
maintaining internal control. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected
benefits and related costs of controls. Generally, controls that are
relevant to an audit pertain to the entity's objective of preparing financial
statements for external purposes that are fairly presented in conformity
with accounting principles generally accepted in the United States of
America. Those controls include the safeguarding of assets against
unauthorized acquisition, use, or disposition.

Because of inherent limitations in any internal control, misstatements due
to error or fraud may occur and not be detected. Also, projections of any
evaluation of internal control to future periods are subject to the risk that
the internal control may become inadequate because of changes in
conditions or that the degree of compliance with policies or procedures
may deteriorate.

Our consideration of the Fund's internal control would not necessarily
disclose all matters in internal control that might be material weaknesses
under standards established by the American Institute of Certified Public
Accountants. A material weakness is a condition in which the design or

operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements due to error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Fund's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses, as defined above, as of December 31, 2001.

This report is intended solely for the information and use of management, the Board of Directors of Pacific Select Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

February 8, 2002